1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated Mar. 12, 2007

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      x                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      x

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2007/03/12

Chunghwa Telecom Co., Ltd.

By:	/s/ Joseph C.P. Shieh
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description
1.	Announcement on 2007/02/13: Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 15, 2007

2.	Announcement on 2007/02/13: The change of the president of Telecom Laboratories

3.	Announcement on 2007/02/15: The Company acquires a batch of Gigabit Ethernet Access Network Terminating device totaled NT$521,650,000

4.	Announcement on 2007/03/03: Clarification of Commercial Times’ report about Chunghwa Telecom’s returning NT$100bn to shareholders

5.	Announcement on 2007/03/03: Chunghwa Telecom is going to hold a non-deal road show

6.	Announcement on 2007/03/08: Chunghwa Telecom announced its revenues of NT$15.4 billion for February 2007

7.	Announcement on 2007/03/08: Feb 2007 sales

EXHIBIT 1

Chunghwa Telecom’s board of directors resolved to convene the Company’s annual general meeting on June 15, 2007

Date of events: 2007/02/13

Contents:

1. Date of the board of directors resolution: 2007/02/13

2. Date for convening the shareholders’ meeting: 2007/06/15

3. Location for convening the shareholders’ meeting: Chunghwa Telecom Training Institute (No. 168, Minzu Road, Panchiao City, Taipei County, R.O.C)

4. Cause or subjects for convening the meeting:

(1) Reports :

a.	The Company’s operations report for 2006.

b.	The Supervisors’ audit report on the Company’s financial statements for 2006.

c.	The rules for the conduct of directors meetings.

(2) Issues to be approved by shareholders:

a.	The Company’s operation reports and financial statements for 2006.

b.	The Company’s distributions of earnings for 2006.

(3) Issues to be discussed:

a.	Amendment of the Company’s Articles of Incorporation.

b.	Amendment to the Company’s Procedures for Acquisitions or Disposition of Assets.

c.	Amendment of the Company’s election procedures for the directors and supervisors.

(4) Election:

The election of the Company’s 5th- term directors and supervisors

(5) Extraordinary Motions

5. Book closure starting and ending dates: 2007/04/17~2007/06/15

6. Any other matters that need to be specified: None

EXHIBIT 2

The change of the president of Telecom Laboratories

Date of events: 2007/02/13

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, financial officer, accounting officer, research and development officer, or internal audit officer): research and development officer

2. Date of occurrence of the change: 2007/02/13

3. Name, title, and resume of the replaced person: Dr. Yen-Sung Lee, the president of Telecom Laboratories and the Executive Vice President of Enterprise Business Group

4. Name, title, and resume of the replacement: Dr. Lung-Sing Liang, Member of Research & Planning Committee of the company

5. Reason for the change: Dr. Yen-Sung Lee will be dedicated to be the Executive Vice President of Enterprise Business Group, and Dr. Lung-Sing Liang assumed the President of Telecom Laboratories.

6. Effective date: 2007/02/13

7. Contact telephone number of the replacement: 03- 424- 4200

8. Any other matters that need to be specified: None

EXHIBIT 3

The Company acquires a batch of Gigabit Ethernet Access Network Terminating device totaled NT$521,650,000

Date of events: 2007/02/15

Contents:

1. Name and nature of the subject matter (e.g. land located at Sublot XX, Lot XX, North District, Taichung City): A batch of Gigabit Ethernet Access Network Terminating device

2. Date of the occurrence of the event: 2007/02/14

3. Transaction volume (e.g. XX square meters, equivalent to XX p’ing), unit price, total transaction price: Total transaction price is NT$521,650,000.

4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed):D-Link Corporation (Taiwan)

5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): N/A

8. Terms of delivery or payment (including payment period and monetary amount): Delivery and inspection are in batches; payment on delivery

9. The manner of deciding on this transaction (such as tender invitation , price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: In accordance with the “Procurement Management Rules of Chunghwa Telecom”

10. Name of the professional appraisal institution and its appraisal amount: N/A

11. Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: None

12. Is the appraisal report price a limited price or specific price?: N/A

13. Has an appraisal report not yet been obtained?: N/A

14. Reason an appraisal report has not yet been obtained: N/A

15. Broker and broker’s fee: N/A

16. Concrete purpose or use of the acquisition or disposition: Telecom materials for the GESW VDSL 1 Switch project

17. Do the directors have any objection to the present transaction?: None

18. Any other matters that need to be specified: None

EXHIBIT 4

Clarification of Commercial Times’ report about Chunghwa Telecom’s returning NT$100bn to shareholders

Date of events: 2007/03/03

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2007/03/03

3. Content of the report: Chunghwa Telecom is to return NT$100bn to its shareholders

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: The Company’s plan to adjust its capital structure is on the stage of assessment with no specific timeline.

6. Countermeasures: None.

7. Any other matters that need to be specified: None

EXHIBIT 5

Chunghwa Telecom is going to hold a non-deal road show

Date of events: 2007/03/03

Contents:

1. Date of the investor/press conference: 2007/03/05~2007/03/07

2. Location of the investor/press conference: Hong Kong and Singapore.

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none.

EXHIBIT 6

Chunghwa Telecom announced its revenues of NT$15.4 billion for February 2007

Date of events: 2007/03/08

Contents:

1. Date of occurrence of the event:2007/03/08

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: Chunghwa Telecom’s revenue for February 2007 was NT$15.4 billion. The unaudited accumulated income from operations for January and February was NT$10.6 billion, net income was NT$8.6 billion and EPS was NT$0.89.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 7

Chunghwa Telecom

Mar. 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2007

1) Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
Feb	Invoice amount	17,813,684	17,354,321	459,363	2.65%
Jan - Feb	Invoice amount	35,393,766	34,909,612	484,154	1.39%
Feb	Net sales	15,461,412	15,132,506	328,906	2.17%
Jan - Feb	Net sales	30,901,415	30,407,703	493,712	1.62%

b Trading purpose : None